EXHIBIT 99.1
                                                                    ------------


SECOND QUARTER 2004 REPORT

THIS SECOND QUARTER REPORT AND INTERIM MD&A CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO'S OPERATIONS AND BELIEFS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD-LOOKING STATEMENTS DUE TO NUMEROUS FACTORS, INCLUDING, BUT NOT LIMITED TO, WEATHER CONDITIONS AFFECTING THE OIL PATCH; DRILLING RIG AVAILABILITY; DEMAND FOR OIL AND GAS; SUPPLY, DEMAND AND PRICE FOR SCRAP METAL AND OTHER RAW MATERIALS; SUPPLY, DEMAND AND PRICE FOR ELECTRICITY AND NATURAL GAS; DEMAND AND PRICES FOR PRODUCTS PRODUCED BY IPSCO; GENERAL ECONOMIC CONDITIONS; AND CHANGES IN FINANCIAL MARKETS. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO'S REGULATORY FILINGS WITH CANADIAN SECURITIES REGULATORS (AT WWW.SEDAR.COM) AND THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO'S ANNUAL REPORT FOR 2003, ITS MD&A, PARTICULARLY AS DISCUSSED UNDER THE HEADING "BUSINESS RISKS AND UNCERTAINTIES," ITS ANNUAL INFORMATION FORM AND ITS FORM 40-F.


PRESIDENT'S LETTER TO THE SHAREHOLDERS

I am pleased to report the second consecutive quarter of record sales and earnings. IPSCO's trailing 12-month return on capital has now reached 13%, the median reported by Standard & Poor's for BBB-rated industrial companies for the years 2000 - 2002. Strong operational performance and the shift to favorable market conditions for industrial products and tubular goods noted in the first quarter have continued. Higher levels of pricing were realized through most of our product lines.

Product demand levels on our steel mill facilities from prospective and existing customers continue to exceed available capacity. Energy tubular shipments in the second quarter, a lower demand period for this product, were higher than recent historical levels. Drilling activity in Western Canada increased sharply late in the quarter and U.S. demand for tubular products remained strong.

Early in the quarter the very high level of scrap prices declined which allowed us to reduce raw material surcharges. However, recent sharp increases in the cost of scrap will result in a return of higher raw material surcharges in August.

Globally, the demand for plate and plate products is significantly stronger now than it was a year ago and indications are that this demand will remain strong throughout the balance of the year. The North American economy continues to exhibit growth, and, with the combination of strong international demand and a lower U.S. dollar, continued strength in the markets IPSCO serves is anticipated.

The order book for our steel facilities in the third quarter reflects this situation. In addition, energy tubular shipments, already driven by high drilling rates, will increase throughout the year as we progress through the third and fourth quarters. With the Cheyenne Plains 36-inch diameter order nearing completion, we have begun production of a previously announced East Texas Expansion large diameter pipe order.

The strong financial results in the second quarter have allowed us to further improve the balance sheet and position the Company for long-term success. With the retirement of the preferred shares and long-term debt repayments this quarter, we have reduced our leverage and improved diluted earnings per share. Strong cash flow will allow additional debt reductions, as well as provide the ability to grow our product lines and better serve our markets.

/s/ David Sutherland
--------------------
President and Chief
Executive Officer

July 22, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

For the second quarter of 2004, record net income attributable to common shareholders was $66.4 million or $1.22 per diluted share. This was substantially better than the net loss attributable to common shareholders of $6.7 million ($0.14 per diluted share) for the second quarter of 2003, and net income attributable to common shareholders of $31.3 million ($0.57 per diluted share) for the prior quarter.

During the quarter, IPSCO redeemed the Company's outstanding preferred shares. As a result of the redemption, diluted earnings per share increased by $0.06 for the second quarter and $0.03 for the six months ended June 30, 2004.

Record quarterly sales of $548.3 million were $250.1 million or 84% higher than the $298.2 million reported in the second quarter of 2003. Composite pricing increased 56% and tons shipped increased 18% relative to last year's second quarter. Sales were up $65.4 million or 14% over the prior quarter and composite pricing increased 20% while tons shipped decreased 6%. Steel mill product sales of $349.6 million were up 89% over the same quarter last year and up 30% over the prior quarter, reflecting stronger industrial markets and improved pricing. Tubular product sales of $198.7 million were up 75% from the same quarter last year and down 7% from the record levels of the prior quarter. Sales of large diameter pipe were up significantly compared to the second quarter of last year and the prior quarter, reflecting shipments against the Cheyenne Plains Grade 80 pipe contract. The average active Canadian rig count was unchanged from the second quarter of 2003 and down 62% compared to last quarter - the second quarter being the seasonal low quarter of the year. The average active U.S. rig count was up 13% over the second quarter of 2003 and 4% over the prior quarter.

IPSCO plate prices for spot business have consistently increased in the second quarter. These increases are cumulative and in addition to raw material surcharges. IPSCO's raw material surcharge for steel mill products is based on the AMERICAN METAL MARKET(R), Scrap Iron & Steel Price, Consumer Buying Price for No. 1 Heavy Melt in Chicago as published the 3rd Tuesday of each month.

IPSCO tubular prices have also consistently increased in the second quarter 2004, with increases in Canada lagging behind the U.S.

Gross income of $133.7 million for the quarter was $118.4 million higher than the same period last year and up $53.6 million over last quarter. Quarterly gross margins improved to 24% compared to 5% in the second quarter of 2003 and 17% in the last quarter. The average per ton cost of consumed scrap soared 65% over the second quarter of 2003 and was up 2% over the prior quarter.

Production of liquid steel increased by 6% over the prior year and was unchanged from the prior quarter. Quarterly utilization rates at the three steelmills were consistent with both the second quarter of 2003 and the prior quarter. However, the Montpelier Steelworks will enter a planned maintenance shutdown for approximately nine days in the third quarter of 2004. Some slab production for external sale will continue during this shutdown. Given current production levels, similar maintenance shutdowns are anticipated at the Regina Steelmill and the Mobile Steelmill in the fourth quarter 2004 and first quarter 2005, respectively.

Tubular production tons increased 27% from the second quarter of 2003 on the strength of higher drilling rates and large diameter pipe production. Tubular production decreased 15% from the prior quarter due to the seasonal slow down in the oil patch. Large diameter pipe mill utilization was 38% in the second quarter of 2004, up from 27% in the same quarter of 2003, and down from 53% during the previous quarter.

Effective April 1, 2004, the Company changed its method of accounting for the costs of major overhauls and repairs of its production assets. Under the new method, the cost of major overhauls and repairs, which are not capitalized, are expensed as incurred. Previously, the estimated costs of such overhauls and repairs were accounted for by accruing such costs on a straight-line basis over the period between the major overhaul and repair activities, generally 15 to 24 months, with actual costs charged to the accrual as incurred. The Company believes the new method more appropriately recognizes such costs in the period incurred. The impact of the change on the second quarter of 2004 was negligible. All prior amounts have been restated to retroactively apply this accounting change.

Quarterly selling, research and administration expenses totaled $15.2 million, representing 3% of sales this quarter and the prior quarter, as compared to 5% in the second quarter of 2003.

Interest expense on long-term debt was $8.6 million, down from $9.3 million last quarter, but up $2.4 million over the expense reported in the second quarter of 2003. These changes reflect scheduled principal repayments in the second quarter of 2004 and the $200 million bond issue in June 2003.

The effective tax rate of 38% was unchanged from the rate recorded in first quarter of 2004, but down considerably from the 2003 annual rate of 50% and the rate of 70% recorded through the first half of 2003. This improvement over the 2003 rates is directly related to not recognizing net tax benefits on 2003 operating losses in the U.S. Second quarter results and current projections indicate that IPSCO will be profitable in the U.S. in 2004.

Net income attributable to common shareholders for the second quarter 2004 was $66.4 million ($1.22 per diluted share), up from $31.3 million ($0.57 per diluted share) in the first quarter.

Year to date sales totaled $1.0 billion, an increase of 78% over the first six months of 2003. Gross margin improved from 7% to 21% year over year. Steel mill product sales of $618.7 million were up $277.2 million from a year earlier. Steel mill composite pricing increased $164 per ton, while tons shipped increased 22%. Tubular product sales increased $175.9 million from the first half of 2003. Tubular composite selling prices increased $132 per ton on shipments that were up 41%.

Year to date selling, research and administration expenses totaled $31.0 million, representing 3% of sales this year, as compared to 5% in 2003. Almost half of the year over year increase resulted from increased provision for bad debts with most of the remainder coming from increased compensation costs as bonus accruals increased in step with operating results.

Interest expense on long-term debt was $18.0 million, up from $12.0 million last year, primarily due to the $200 million bond issue in June 2003.

Net income attributable to common shareholders was $97.7 million ($1.78 per diluted share) for the first six months of 2004. This compares to a loss of $3.5 million ($0.07 per diluted share) in 2003.

FINANCIAL POSITION AND LIQUIDITY

Record operating results in the second quarter generated cash from operations, before changes in working capital, of $119.9 million, up from $13.3 million in the second quarter of 2003, and $66.1 million in the prior quarter. Cash at June 30, 2004 was $82.9 million, down $70.4 million in the quarter. IPSCO used $109.0 million during the second quarter to redeem the Preferred Shares, made scheduled debt repayments of $34.3 million and interest payments of $17.4 million. Other uses of cash during the quarter included $28.5 million for accounts receivable reflecting record sales levels and $12.6 million for inventory. Accounts payable and accrued charges generated cash of $9.6 million, excluding the interest payments referred to above.

Investments in capital assets were $4.6 million, up $0.4 million over the second quarter 2003 level and down $4.1 million from the prior quarter. As previously disclosed, maintenance capital for 2004 is expected to be up to $30.0 million, well below depreciation levels, and reflects the significant previous investments made in IPSCO's modern mills.

There were no outstanding borrowings under IPSCO's revolving term credit facility. Availability under existing borrowing facilities was $187.1 million at quarter end. Leverage was reduced during the quarter and the funded debt to total capitalization ratio was reduced from 39.6% at the end of 2003 to 38.6% at June 30, 2004.

(thousands of U.S. dollars, except per share amounts)
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        Quarter ended            June 30,    March 31,    Dec 31,    Sept 30,     June 30,     March 31,     Dec 31,     Sept 30,
                                   2004        2004        2003        2003         2003         2003         2002         2002
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
Sales                           $ 548,275   $ 482,908   $ 381,513   $ 334,974    $ 298,216    $ 279,863   $ 256,083   $ 266,908
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Net income (loss)
attributable to common
shareholders                       66,386      31,329       9,727      (1,673)      (6,683)       3,139       6,327        (141)
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Earnings per share - basic           1.38        0.65        0.20       (0.04)       (0.14)        0.07        0.13        0.00
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Earnings per share - diluted         1.22        0.57        0.20       (0.04)       (0.14)        0.07        0.13        0.00
----------------------------------------------------------------------------------------------------------------------------------